UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934
(Amendment No. 6)*

PCM, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69323 K 100

(CUSIP Number)

Frank F. Khulusi

Chief Executive Officer

PCM, Inc.

1940 East Mariposa Avenue

El Segundo, CA 90245

(310) 354-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Frank F. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,200 (consists of 120,200 shares underlying options exercisable within 60 days of 6/23/19)

	8	Shared Voting Power 2,630,212 (includes 120,200 shares underlying options exercisable within 60 days of 6/23/19)

	9	Sole Dispositive Power 120,200 (consists of 120,200 shares underlying options exercisable within 60 days of 6/23/19)

	10	Shared Dispositive Power 2,630,212 (includes 120,200 shares underlying options exercisable within 60 days of 6/23/19)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,630,212 (includes 120,200 shares underlying options exercisable within 60 days of 6/23/19)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.1%*

14	Type of Reporting Person (See Instructions) IN

* See Item 5 hereof.

SCHEDULE 13D

CUSIP No. 69323 K 100

1	Name of Reporting Persons. Mona C. Khulusi

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,510,012

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,510,012

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,510,012

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.4%*

14	Type of Reporting Person (See Instructions) IN

* See Item 5 hereof.

EXPLANATORY STATEMENT

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of PCM, Inc., a Delaware corporation (the “Company”).  This Amendment No. 6 is being jointly filed by Frank F. Khulusi and Mona C. Khulusi (the “Reporting Persons”), individually and as joint trustees of (i) the Khulusi Revocable Family Trust dated November 3, 1993 (the “Trust”), (ii) the Frank F. Khulusi and Mona C. Khulusi Charitable Lead Annuity Trust (the “CLAT”) and (iii) the Frank F. Khulusi and Mona C. Khulusi Foundation Trust (the “Foundation”), to amend and supplement the information set forth below of the Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2003 (the “Original Filing”), as amended by Amendment Nos. 1 through 5 to the Original Filing.

Item 1.                                                         Security and Issuer.

This Amendment No. 6 relates to the Common Stock of the Company.  The principal executive offices of the Company are located at 1940 East Mariposa Avenue, El Segundo, California 90245.

Item 2.                                                         Identity and Background.

The Reporting Persons are Frank F. Khulusi and Mona C. Khulusi, individually and as joint trustees of the Trust, the CLAT and the Foundation.  Frank F. Khulusi is Chief Executive Officer and Chairman of the Board of Directors of the Company.  The business address of the Reporting Persons is 1940 East Mariposa Avenue, El Segundo, California 90245.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.  Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Each of the Reporting Persons is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

In May of 2017, 2018 and 2019, Mr. Khulusi acquired an aggregate of 95,007 shares of Common Stock upon the vesting of restricted stock awards granted to Mr. Khulusi as compensation from the Company (net of shares withheld by the Company to cover tax obligations), all of which Mr. Khulusi has transferred to the Trust, the CLAT or the Foundation.  With respect to shares of Common Stock beneficially owned by Frank Khulusi that are subject to options exercisable within 60 days of June 23, 2019, Mr. Khulusi paid no funds or other consideration for such options.

Item 4.                                                         Purpose of the Transaction.

On June 23, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Insight Enterprises, Inc., a Delaware corporation (“Insight”) and Trojan Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Insight (“Merger Sub”).  Pursuant to, and on the terms and subject to the conditions of, the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.  On the terms and subject to the conditions of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each share of common stock, par value $0.001, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares owned by Insight, Merger Sub or the Company or any of their respective direct or indirect wholly-owned subsidiaries, in each case, not held by third parties, and (ii) Company Shares owned by stockholders of the Company who have perfected and not withdrawn a demand for appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive $35.00 in cash (the “Per Share Merger Consideration”), without interest.

On June 23, 2019, concurrently with the execution of the Merger Agreement, the stockholders of the Company identified therein, including the Reporting Persons and each of the Company’s other directors and executive officers and certain affiliated trusts, entered into a Voting Agreement with Insight and the Company (the “Voting Agreement”), pursuant to and on the terms and subject to the conditions of which, among other things, each such stockholder (1) agreed to cause to be present and counted and to vote (or cause to be voted or acted upon by written consent) all of such stockholder’s Company Shares, among other things, (a) in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, (b) in favor of any proposal to adjourn or postpone the special meeting relating to the Merger to a later date if there are not sufficient votes to adopt the Merger Agreement or if there are not sufficient Company Shares present in person or by proxy at such meeting to constitute a quorum and (c) against any “Acquisition Proposal” or “Alternative Transaction” (in each case, as defined in the Merger Agreement) or the adoption of any agreement providing for or contemplating an Alternative Transaction and (2) appointed Insight as such stockholder’s attorney in fact and proxy for the purposes of voting its Company Shares at the special meeting relating to the Merger in order to cause such stockholder to comply with the foregoing covenant.

The Voting Agreement further provides that each of the Reporting Persons is entering into the Voting Agreement solely in such party’s capacity as a holder of the Common Stock and not in such party’s capacity as a director, officer or employee of the Company (as applicable), and nothing in the Voting Agreement shall limit or restrict any actions or omissions of a director and/or officer of the Company, including, without limitation, in the exercise of his or her fiduciary duties as a director and/or officer of the Company.

The Voting Agreement automatically terminates upon the earliest to occur of: (1) the Effective Time, (2) termination of the Merger Agreement pursuant to its terms, (3) the effective date of a written agreement executed and delivered by each of the parties to the Voting

Agreement terminating the Voting Agreement and (4) amendment of the Merger Agreement, without the prior written consent of the stockholders party to the Voting Agreement, that affects the material terms of the Merger Agreement that is adverse to the Company or its stockholders.

Item 5.                                                         Interests in Securities of the Issuer.

(a)-(b) Frank Khulusi is deemed to beneficially own an aggregate of 2,630,212 shares of Common Stock (which includes 120,200 shares underlying options exercisable within 60 days of 6/23/19), representing 21.1% of the outstanding shares of the Common Stock of the Company as of June 23, 2019.  Of such shares, Mr. Khulusi (i) has sole voting and dispositive power as to 120,200 shares, and (ii) shares voting and dispositive power as to the 2,510,012 shares held by the Trust, the CLAT and the Foundation.

Mona Khulusi is deemed to beneficially own an aggregate of 2,510,012 shares of Common Stock, representing 20.4% of the outstanding shares of the Common Stock of the Company as of June 23, 2019.  Of such shares, Ms. Khulusi (i) does not have sole voting or dispositive power with respect to any shares of Common Stock, and (ii) shares voting and dispositive power as to the 2,510,012 shares held by the Trust, the CLAT and the Foundation.

The percentage of shares beneficially owned by the Reporting Persons is based on 12,327,791 shares of the Company’s Common Stock outstanding at June 23, 2019.

(c)  The Reporting Persons have not effected any transactions in the Common Stock of the Company during the 60 days prior to the filing of this Amendment.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Merger Agreement and the Voting Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The Merger Agreement included as Exhibit 99.1 and the form of Voting Agreement included as Exhibit 99.2 are incorporated by reference herein.

Other than the agreement establishing the Trust, the CLAT and the Foundation, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.

Exhibit	Description

99.1

Agreement and Plan of Merger, dated as of June 23, 2019, by and among Insight Enterprises, Inc., Trojan Acquisition Corp. and PCM, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on June 24, 2019)

99.2

Voting Agreement, dated as of June 23, 2019, by and among the PCM, Inc. stockholders party thereto, Insight Enterprises, Inc., Trojan Acquisition Corp. and PCM, Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the Commission on June 24, 2019)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:                  June 24, 2019

/s/ Frank F. Khulusi
Frank F. Khulusi, individually and as trustee of Trust, the CLAT and the Foundation

/s/ Mona C. Khulusi
Mona C. Khulusi, individually and as trustee of Trust, the CLAT and the Foundation